SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Date: 8 November 2018
Commission File Number: 001-14958

NATIONAL GRID plc
(Registrant’s Name)

1-3 Strand
London WC2N 5EH, England
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒  Form 20-F      ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-225403) AND ON FORM S-8 (FILE NO.S 333-184558, 333-170716, 333-175852, 333-155527, AND 333-149828, OF NATIONAL GRID PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 8 November 2018 — ‘Half year report for the six months ended 30 September 2018 (unaudited)’

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri James _______________________
Ceri James Assistant Company Secretary
Date: 8 November 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 8 November 2018 — ‘Half year report for the six months ended 30 September 2018 (unaudited)’